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                                   RULE 14F-1
                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

                 INFORMATION PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          APPLIED CAPITAL FUNDING, INC.
                                   Suite 2000
                            1177 West Hastings Street
                              Vancouver, BC V6E 2K3
                                     Canada

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                                  MAY 26, 1999

         This report is furnished by the Board of Directors of Applied Capital Funding, Inc., a Colorado corporation (the "Company"), to the holders of Common Stock, no par value per share, of the Company (the "Common Stock") in connection with the proposed merger of Applied Capital Acquisition Corp. with and into Duck Corp. (the "Merger"). As a condition of the Merger, the following persons will be appointed by the present board members to serve on the board of directors of the Company: David S. Silver, Daniel B. Miller, Harry Edelson, and Jack Rivkin. These appointees will constitute a majority of the members of the board of directors following the Merger.

         This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

         This report is first being mailed to shareholders on or about May 26, 1999.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table lists, as of May 26, 1999, the security ownership of (i) all persons known by the Company to own beneficially 5% or more of Common Stock; (ii) all executive officers; and (iii) each director of the Company.

-------------------------------------------------------------------------------------------------------------
Title of Class                  Name and Address of          Amount and Nature of         Percent of Class
                                Beneficial Owner             Beneficial Owner
-------------------------------------------------------------------------------------------------------------
Common Stock                    Jeffrey L. Taylor,           215,000  Shares              2.7%
                                Director and Vice President
-------------------------------------------------------------------------------------------------------------

                                CHANGE IN CONTROL

         Since the beginning of the Company's last fiscal year, control of the Company has passed from Mansfield Consultants Limited and is currently dispersed among approximately 405 shareholders. The present shareholders purchased a majority of the outstanding voting securities of the Company in private transactions. No shareholder currently owns in excess of 5% of the voting securities of the Company.

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                            DIRECTORS AND OFFICERS

         PRESENT OFFICERS AND DIRECTORS. None of the Company's current officers and directors receive any compensation for their services. The Board of Directors has not established any standing committees or subcommittees. In the past fiscal year, the Board of Directors held eight meetings. None of the current directors were directors as of the close of the last fiscal year, and no current director attended board meetings before his appointment.

         The following persons currently serve as officers and directors of the Company:

AJMAL KHAN, age 38. Mr. Khan was appointed as a director of the Company on April 29, 1999 and currently serves as its President. Mr. Khan is the founder and President of Verus Capital Corp., a diversified investment group. Verus is involved in the ownership of hotels, venture capital financing, corporate acquisitions, and several joint ventures entailing name brand franchising and licensing. Mr. Khan also has a joint venture interest in Barakaat Holdings Ltd., a sports marketing company. Since October of 1998, he has served as a director of Advanced Bodymetrics, Inc., a publicly traded high-tech company dedicated to developing sports wristwatches that are able to monitor and display various functions of the human body. Since July of 1998, Mr. Khan has served as a director of iParty Corp., a publicly-traded company dedicated to providing information and services with respect to coordinating events. In 1999, Mr. Khan was named to the board of directors of Wattage Monitor Inc., a public company.

JEFFREY L. TAYLOR, age 32. Mr. Taylor was appointed as a director of the Company on April 29, 1999 and currently serves as its Vice President. Mr. Taylor is President and Director of Foreign Investments for the London Taylor Group, a southern California-based financial service provider acting as venture capitalist and investment banker to private and small cap public companies. During the past five years, Mr. Taylor has been a member of the Board of Directors of various public companies including TransAmerica Industries, Yuma Gold Mines, and Cornucopia Resources. He has also served during this time as Vice President of Metallica Resources, Vice President of Goldbelt Resources, Vice President of Arrowhead Minerals Corporation, and Executive Vice President of Corporate Finance of Ultra Petroleum. Prior to founding the London Taylor Group, Mr. Taylor was an analyst and financial service provider for Global Resource Investments, Inc. of Carlsbad, California and Chief Financial Officer for International Art Commission of San Francisco, California. Mr. Taylor holds a Master of Business Administration, Finance degree from the University of San Diego.

PETER LEE, age 38. Mr. Lee was appointed as a director of the Company on April 29, 1999 and currently serves as its Secretary. Since 1990, Mr. Lee has been an investment banker in the corporate finance department of Golden Capital, a Vancouver, B.C. based securities firm.

         NOMINEES. As of the date of this Report, there are 8,000,000 shares of the Company's Common Stock issued and outstanding. The following persons will be appointed to serve as directors of the Company upon consummation of the Merger pursuant to Article III, Section 2.f of the Company's Bylaws. Under the Bylaws, no shareholder approval is required.

DAN MILLER, age 39. Mr. Miller will be appointed to serve as a director and officer of the Company by the present board of directors upon consummation of the Merger. In 1992, Mr. Miller co-founded the Duck Corporation and has served since that time as its President and on its board of directors.

DAVID S. SILVER, age 38. Mr. Silver will be appointed to serve as a director and officer of the Company by the present board of directors upon consummation of the Merger. From 1993 to 1995, Mr. Silver served as the Senior Vice President of the Duck Corporation. From 1995 to the present, Mr. Silver has served as Chief Operating Officer of Duck. Mr. Silver has been a director of Duck from 1995 to the present.

HARRY EDELSON, age 62. Mr. Edelson will be appointed to serve as a director of the Company by the present board of directors upon consummation of the Merger. In 1984, Mr. Edelson founded Edelson Technology partners, and

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has served as its managing Partner since that time. Since 1996, Mr. Edelson has served as a director of the Duck Corporation and Alyn, Advanced Oxygen, Alternate Marketing Delivery.

JACK RIVKIN, age 58. Mr. Rivkin will be appointed to serve as a director of the Company by the present board of directors upon consummation of the Merger. Between 1992 and 1995, Mr. Rivkin served as the Director of Research and a member of the Board of Directors of Smith Barney, inc., a subsidiary of Travelers Group. Since 1995, Mr. Rivkin has served as a Senior Vice President of Travelers Investment Group.

         Following the Merger, Mr. Khan is expected to resign as an officer and director of the Company.

                     PROPOSED TRANSACTION INVOLVING NOMINEE

         The Travelers Insurance Company ("Travelers") is, either directly or through its subsidiaries or affiliates, owner of approximately 14.79% of the common stock of Duck and will, as of the closing of the Merger, own 20% of the voting equity securities of the Company. Travelers is represented on the board of directors of Duck by Mr. Jack Rivkin, and will be represented by Mr. Rivkin on the Company's board of directors following the Merger.

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4"). Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended December 31, 1998.

                                        APPLIED CAPITAL FUNDING, INC.
                                        By Order of the Board of Directors

                                        /s/ Jeffrey L. Taylor
                                        VICE PRESIDENT